Exhibit 99.3

Immuron to Host Investor Webinar on July 18 to Provide Update on Recent Developments

MELBOURNE, Australia – July 17, 2019 - Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company, announced today that it will participate in an investor webinar and Q&A session on Thursday, July 18, 2019, at 10:30 a.m. EST (US time), hosted by RedChip Companies.

The webinar will feature a presentation by CEO Gary S. Jacob, Ph.D who will discuss recent achievements and upcoming milestones related to the company’s development pipeline.

To register for the free webinar, please visit: https://www.redchip.com/corporate/webinar_register/43

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA). Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). The company now has plans to develop a U.S. registration dossier for IMM-124E for Travellers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.